EXHIBIT 99.6

Driver Management Company LLC

September 13, 2019

Chairman of the Board, President & CEO

First United Corporation

19 South Second Street

Oakland, MD 21550

“You keep using that word. I do not think it means what you think it means.” Inigo Montoya, The Princess Bride

Dear Carissa:

“Constructive Dialogue” is a term that I hear from First United with increasing frequency and, based on the dialogue that we have had so far, I do not think it means what you think it means. During Driver’s recent conversations with you, First United has alternated between refusing to answer questions that we believe are of interest to all stakeholders in First United and providing empty platitudes and bromides that appear to be an attempt to cover up for a lack of an actual strategy. This does not constitute “a constructive dialogue,” regardless of how many times you say it does.

Driver Management Company has attempted to engage with you and First United since March 2019. We have communicated our thoughtful and reasoned recommendations in public to make sure that all shareholders benefit from our detailed analysis of First United’s prospects. We welcome your views and have even suggested you engage in a roadshow, together with your advisors, to meet with shareholders such as Driver and engage in a full discussion of First United’s prospects. But First United has said little, done little and seems to me to be on track to engage little with shareholders.

Even worse, First United appears to be intentionally withholding information that you have admitted you believe to be material, such as whether you have engaged third party advisors, who those advisors are and the planned next steps regarding a sale process. First United has an obligation under federal securities laws not to misstate material facts or omit to state material facts when discussing First United’s plans and prospects. It is a shame that Driver has to remind you of your own compliance obligations . . .although this is likely another symptom that your board, with its 15-year plus average tenure, is not able to properly discharge its duty of supervising a publicly traded company. The First United board’s lack of accountability is, we believe, yet more evidence that First United needs to immediately engage a qualified financial advisor and pursue a sale to a larger bank with a responsible board.

You indicated yesterday that First United’s board did not plan to answer any of the questions I asked in my letter on September 4 for weeks.1 These questions, such as “what exactly is your strategy” and “what analyses will you conduct,” seem pretty simple to me, and we’ve been asking them all summer. In our view, a management team and a board that can’t or won’t answer such basic questions when talking to major shareholders is derelict in its fiduciary duties. This sadly appears to be the case at First United, but we hope you prove us wrong before we have to take stronger action on behalf of your long-suffering shareholders.

/s/ Abbott Cooper

Abbott Cooper

Managing Member

Driver Management Company LLC

P.S. We find it inconceivable that First United will not test the market to determine what price it might obtain in a sale.

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1 http://www.sec.gov/Archives/edgar/data/763907/000147793219005271/dmc_ex994.htm